TUPPER JONSSON & YEADON

BARRISTERS & SOLICITORS

AN ASSOCIATION OF LAWYERS AND LAW CORPORATIONS

CARL R. JONSSON* LEE S. TUPPER* GLENN R. YEADON* PAMELA JOE DAVID A. AUSTIN * denotes a Personal Law Corporation	1710 - 1177 WEST HASTINGS STREET VANCOUVER, B.C., CANADA V6E 2L3 Tel: (604) 683-9262 Fax: (604) 681-0139 E-mail: jonsson@securitieslaw.bc.ca
REPLY ATTENTION OF: Carl R. Jonsson Direct Tel: (604) 640-6357 OUR FILE: 153-1

October 3, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., U.S.A.

20549

Dear Sirs:

Re:

Caledonia Mining Corporation  (“Company”)

Form 20-F – Annual Report Amendment No. 2

File No. 013345

On behalf of the Company we submit herewith for filing with you the Amendment No. 2 of the Company’s 20-F Annual Report dated September 30, 2008.

Yours truly,

TUPPER JONSSON & YEADON

“Carl R. Jonsson”

Per:

Carl R. Jonsson

CRJ:lrh

Encl.